INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60

1. Time of Filing - - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within the modified Form U-13-60.

4. Organization Chart - - The company shall submit with each annual report a copy of its current organization chart.

                                    MODIFIED

                                  Form U-13-60

                                  ANNUAL REPORT

                                 For The Period

             Beginning January 1, 2001 and Ending December 31, 2001

                                     To The

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       Of

                      SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                        (Exact Name of Reporting Company)

                              A Subsidiary Company

            Date of Incorporation March 6, 2001. If not incorporated
                       Date of Organization ______________

         State or Sovereign Power under which Incorporated or Organized
                                State of Georgia

          Location of Principal Executive Offices of Reporting Company
                         4000 Dekalb Technology Parkway
                                    Suite 100
                                Atlanta, GA 30340

      Report filed pursuant to File Number 70-8173, dated January 25, 1995


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                Kenneth L. Huff, Comptroller and General Manager
                         4000 Dekalb Technology Parkway.
                                    Suite 100
                                Atlanta, GA 30340



 Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company :

                              THE SOUTHERN COMPANY

------------------------------------------------------------------------------

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
---------------------------------------------

------------------------------------------------------------------------------

       Description of Schedules and Accounts           Schedule or        Page
                                                      Account Number     Number
-------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                          Schedule I             3-4
-------------------------

     COMPANY PROPERTY                              Schedule II            5-6

     ACCUMULATED PROVISIONS FOR DEPRECIATION       Schedule III             7
     AND AMORTIZATION OF COMPANY PROPERTY

     INVESTMENTS                                   Schedule IV              8

     ACCOUNTS RECEIVABLE FROM ASSOCIATE            Schedule V               9
     COMPANIES

     MISCELLANEOUS CURRENT AND ACCRUED ASSETS      Schedule VIII           10

     MISCELLANEOUS DEFERRED DEBITS                 Schedule IX             11

     PROPRIETARY  CAPITAL                          Schedule XI             12

     LONG TERM DEBT                                Schedule XII            13

     CURRENT AND ACCRUED LIABILITIES               Schedule XIII           14

     NOTES TO FINANCIAL STATEMENTS                 Schedule XIV            15

COMPARATIVE INCOME STATEMENT                       Schedule XV             16
----------------------------

     ANALYSIS OF BILLING-ASSOCIATE COMPANIES       Account 457             17

     ANALYSIS OF BILLING-NONASSOCIATE COMPANIES    Account 458             18

     ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE
     AND NON ASSOCIATE COMPANIES                   Schedule XVI            19

     SCHEDULE OF EXPENSE DISTRIBUTION BY
     DEPARTMENT OR SERVICE FUNCTION                Schedule XVII           20

     DEPARTMENTAL ANALYSIS OF SALARIES             Account 920             21

     OUTSIDE SERVICES EMPLOYED                     Account 923             22

     EMPLOYEE PENSIONS AND BENEFITS                Account 926             23

     GENERAL ADVERTISING EXPENSES                  Account 930.1           24

     MISCELLANEOUS GENERAL EXPENSES                Account 930.2           25

     RENTS                                         Account 931             26

     TAXES OTHER THAN INCOME TAXES                 Account 408             27

     DONATIONS                                     Account 426.1           28

     OTHER DEDUCTIONS                              Account 426.5           29

     ORGANIZATION CHART                                                    30


------------------------------------------------------------------------------


                                                                                   3
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              --------------------------------------

                     SCHEDULE 1 - COMPARATIVE BALANCE SHEET
                     --------------------------------------

Give balance sheet of the Company as of December 31 of the current and prior year. (Note: Amounts are in thousands of dollars.)

-----------------------------------------------------------------------------------------
    ACCOUNT                    ASSETS AND OTHER DEBITS               AS OF DECEMBER 31
-----------------------------------------------------------------------------------------
                                                                     CURRENT      PRIOR
                                                                    --------------------
          COMPANY PROPERTY
          ----------------
101       Company Property                     (Schedule II)                838      3,515
107       Construction work in progress        (Schedule II)                  0
                                                                                         0

                                                                       --------  ---------
                                 Total Property                            838       3,515
                                                                       --------  ---------

108       Less accumulated provision for depreciation and
          amortization of company property     (Schedule III)              294        894
                                                                       --------  --------

                              Net Company Property                         544      2,621
                                                                       -------   --------

          INVESTMENTS
          -----------
123       Investments in associate companies                                 0          0
124       Other Investments                                             20,045      2,356
          (Schedule IV)
                                                                       -------   --------
                               Total Investments                        20,045      2,356
                                                                       -------   --------

          CURRENT AND ACCRUED ASSETS
          --------------------------

131       Cash                                                           1,853      (209)
134       Special deposits                                                  50         50
135       Working funds                                                      0          1
136       Temporary cash investments           (Schedule IV)             2,748     18,520
141       Notes Receivable                                                   0          0
143       Accounts Receivable                                            3,341     22,198
144       Accumulated provision for uncollectable accounts              (3,274)    (4,649)
146       Accounts receivable from associate
          companies
          (Schedule V)                                                   6,258     14,039
152       Fuel stock expenses undistributed                                  0          0
154       Materials and supplies                                           852        377
163       Stores expenses undistributed                                      0          0
165       Prepayments                                                        3         26
174       Miscellaneous current and accrued assets                          33     22,463
                                                                       -------   --------
                        Total Current and Accrued Assets                11,866     72,816
                                                                       -------   --------

          DEFERRED DEBITS
          ---------------

181       Unamortized debt expense                                           0          0
184       Clearing accounts                                                  0          0
186       Miscellaneous deferred debits        (Schedule IX)                 0          0
188       Research, development, or demonstration expenditures               0          0
190       Accumulated deferred income taxes                              3,840      5,187

                                                                       -------   --------
                             Total Deferred Debits                       3,840      5,187
                                                                       --------  --------

                                                                       --------  --------
                         TOTAL ASSETS AND OTHER DEBITS                  36,296     82,980
                                                                       =======   ========
-----------------------------------------------------------------------------------------


                                                                                                         4
                        ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                         --------------------------------------


-------------------------------------------------------------------------------------------------------------
                                      SCHEDULE I - COMPARATIVE BALANCE SHEET
                                       --------------------------------------

-----------------------------------------------------------------------------------------------------------

     ACCOUNT                 LIABILITIES AND PROPRIETARY CAPITAL                   AS OF DECEMBER 31
-----------------------------------------------------------------------------------------------------------
                                                                                  CURRENT            PRIOR
                                                                           --------------------------------
                    PROPRIETARY CAPITAL
                    -------------------

201                 Common stock issued                      (Schedule XI)            1                1

211                 Miscellaneous paid-in capital            (Schedule XI)       66,589           84,552

215                 Appropriated retained earnings           (Schedule XI)            0                0

216                 Unappropriated retained earnings         (Schedule XI)      (41,518)         (42,590)
                                                                               --------------------------
                                  Total Proprietary Capital                      25,072           41,963
                                                                               -------------------------

                    LONG TERM DEBT
                    --------------
223                 Advances from associate companies        (Schedule XII)           0                0
224                 Other long-term debt                     (Schedule XII)           0            1,881

225                 Unamortized premium on long-term debt                             0                0
226                 Unamortized discount on long-term debt-debit                      0                0
                                                                              --------------------------
                                    Total long-term debt                              0            1,881
                                                                              --------------------------

                    CURRENT AND ACCRUED LIABILITIES
                    -------------------------------

231                 Notes Payable                                                     0              216
232                 Accounts payable                                              1,506           11,357
233                 Notes payable to associate companies     (Schedule XIII)          0                0
234                 Accounts payable to associate companies  (Schedule XIII)      2,182            1,558
236                 Taxes accrued                                                   470          (3,163)
237                 Interest accrued                                                  0               0
238                 Dividends declared                                                0               0
241                 Tax collections payable                                           0               0
242                 Miscellaneous current and accrued
                     liabilities                             (Schedule XIII)        139          12,548
                                                                              -------------------------
                            Total current and accrued liabilities                 4,297          22,516
                                                                              -------------------------

                    DEFERRED CREDITS
                    ----------------
253                 Other deferred credits                                        6,744           8,832
255                 Accumulated deferred investment tax credits                       0               0
                                                                              -------------------------
                                   Total Deferred Credits                         6,744           8,832
                                                                              -------------------------

282                 ACCUMULATED DEFERRED INCOME TAXES                               183           7,788
                    ---------------------------------
                                                                              -------------------------
                              TOTAL LIABILITIES AND PROPRIETARY
                                           CAPITAL                               36,296          82,980
                                                                              =========================


                                                                                                           5
                                ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                -------------------------------------

                                        For the Year Ended December 31, 2001
                                                           -----------------

---------------------------------------------------------------------------------------------------------------------------
                                              SCHEDULE II - COMPANY PROPERTY
                                              ------------------------------

                                                      (In Thousands)
---------------------------------------------------------------------------------------------------------------------------

                                                   START OF                      RETIRED       OTHER             END OF
                DESCRIPTION                         YEAR             ADDITION      OR        CHANGES              YEAR
                                                   BALANCE                        SOLD          1                BALANCE
--------------------------------------------------------------------------------------------------------------------------
COMPANY PROPERTY
----------------

Account
-------
301            ORGANIZATION

303            MISCELLANEOUS
               INTANGIBLE PLANT                      2,746                         2,566                             180

304            LAND AND LAND
               RIGHTS

305            STRUCTURES AND
               IMPROVEMENTS

306            LEASEHOLD
               IMPROVEMENTS                              0              29                                            29

307            EQUIPMENT     2/                        207             401                                           608

308            OFFICE FURNITURE AND
               EQUIPMENT                                42                            21                              21

309            AUTOMOBILES, OTHER
               VEHICLES AND
               RELATED GARAGE
               EQUIPMENT                               520                           520                               0

310            AIRCRAFT AND AIRPORT                      0
               EQUIPMENT

311            OTHER COMPANY
               PROPERTY  3/                              0

                                                 -------------------------------------------------------------------------
               SUB-TOTAL                             3,515             430         3,107                             838
                                                 -------------------------------------------------------------------------
107            CONSTRUCTION WORK
               IN PROGRESS  4/                          0
                                                 -------------------------------------------------------------------------
             TOTAL                                  3,515             430          3,107                             838
                                                 =========================================================================

1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         NOT APPLICABLE



                                                                             6
                              SCHEDULE II CONTINUED

                                 (In Thousands)

2/        SUBACCOUNTS  ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE
           COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT
           ADDITIONS  DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

-----------------------------------------------------------------------------
                                                                 BALANCE
                      SUBACCOUNT DESCRIPTION     ADDITIONS      AT CLOSE
                                                                OF YEAR
-----------------------------------------------------------------------------


COMPUTER HARDWARE                                                    138












-----------------------------------------------------------------------------

3/   *** DESCRIBE OTHER COMPANY PROPERTY:



4/       DESCRIBE CONSTRUCTION WORK IN PROGRESS:


                                                                                                           7

                                                 ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                                  -------------------------------------

                                                 For the Year Ended December 31, 2001
                                                                    -----------------


----------------------------------------------------------------------------------------------------------------------

                                                       SCHEDULE III
                                                       ------------
                                        ACCUMULATED PROVISION FOR DEPRECIATION AND
                                             AMORTIZATION OF COMPANY PROPERTY

                                                      (In Thousands)

----------------------------------------------------------------------------------------------------------------------
                                              START OF YEAR     CHARGED TO                  OTHER CHANGES    END OF
                DESCRIPTION                      BALANCE       ACCOUNT 403      RETIRE-      ADD              YEAR
                                                                                 MENTS     (DEDUCT)          BALANCE
----------------------------------------------------------------------------------------------------------------------
COMPANY PROPERTY
----------------

Account
301            ORGANIZATION                             0

303            MISCELLANEOUS INTANGIBLE
               PLANT                                  625                           462                          163

304            LAND AND LAND RIGHTS                     0

305            STRUCTURES AND IMPROVEMENTS              0

306            LEASEHOLD IMPROVEMENTS                   0               1                                          1

307            EQUIPMENT                               40                                         70             110

308            OFFICE FURNITURE AND FIXTURES
                                                       23                             7                           16

309            AUTOMOBILES, OTHER VEHICLES
               AND RELATED GARAGE EQUIPMENT
                                                      206
                                                                                    202                            3

310            AIRCRAFT AND AIRPORT                     0
               EQUIPMENT

311            OTHER COMPANY PROPERTY
                                                        0

                                             ------------------------------------------------------------------------------
                           TOTAL                      894                           671           70             294
                                             ==============================================================================




1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
         Not Applicable

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                        -----------------


-----------------------------------------------------------------------------
                            SCHEDULE IV - INVESTMENTS
                            -------------------------
                                 (In Thousands)
-----------------------------------------------------------------------------

INSTRUCTIONS:  Complete the following schedule concerning investments.
               Under account 124, "Other Investments", state each investment separately, with Description, including , the name of issuing company, number of shares or Principal amount, etc.


-----------------------------------------------------------------------------

                                             BALANCE AT
                                             BEGINNING OF     BALANCE AT CLOSE
                     DESCRIPTION               YEAR               OF YEAR
-----------------------------------------------------------------------------
ACCOUNT 124   -   OTHER INVESTMENT

EMPLOYEE ENERGY LOANS                             6                (3)

EMPLOYEE COMPUTER LOANS                          19                (1)

ENVIROTECH INVESTMENT FUND I L.P. -
INVESTMENT IN LIMITED                         2,921              2,511
PARTNERSHIP FUND

RABBI TRUST INVESTMENT
                                                  0                 16
INVESTMENT IN SOHI
                                                  0             17,522
TOTAL
                                              2,946             20,045










ACCOUNT 136 - TEMPORARY CASH
       INVESTMENTS                             9,900             2,748







                                            -----------------------------------
                              TOTAL           12,846            22,793
                                            ===================================

                                                                          9
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------


------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
            ---------------------------------------------------------
                                 (In Thousands)

------------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate by subaccount should be provided.

-------------------------------------------------------------------------------
                                            BALANCE AT
                                            BEGINNING OF     BALANCE AT
                      DESCRIPTION              YEAR          CLOSE OF YEAR
-------------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE
FROM ASSOCIATE COMPANIES:

     Alabama Power  Co.                       1,355                   81

     Georgia Power Co.                       14,930                4,873

     Gulf Power Co.                             396                  397

     Mississippi Power Co.                    1,062                  622

     Savannah Electric                          304                  165

     Southern Company Services                  117                  100

     Southern Energy                             15                   15

     Southern Information Holding                 0                    0

     Southern Telecom Holding                    16                    0

     PowerCall, Inc                           1,541                  (11)

     Southern Communications                      2                    0

     Southern Nuclear                            12                    8

     Southern Company                             7                    7








                            TOTAL            19,757                6,258
                                            ==============================

-------------------------------------------------------------------------------
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                TOTAL
                                                                 PAYMENTS
                                                                ------------
Not Applicable




                                                                  ------------
                                       TOTAL PAYMENTS              0
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------



             SCHEDULE VIII MISCELLANEOUS CURRENT AND ACCRUED ASSETS
             ------------------------------------------------------
                                  SCHEDULE VIII
                                  -------------


INSTRUCTIONS:    Provide detail of items in this account.  Items less than
                 $10,000 may be grouped, showing the number of items in each group.

                                              BALANCE AT          BALANCE AT
                                                BEGINNING          CLOSE
        DESCRIPTION                               OF YEAR          OF YEAR
        -----------                           ------------        ----------


ACCOUNT 174 - MISCELLANEOUS CURRENT AND
              ACCRUED ASSETS


              COSTS IN EXCESS OF BILLINGS        22,623                30

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------


                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                   -------------------------------------------
                                 (In Thousands)

INSTRUCTION:  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

-----------------------------------------------------------------------------
                     DESCRIPTION      BALANCE AT
                                      BEGINNING OF        BALANCE AT CLOSE
                                       YEAR                  OF YEAR
-----------------------------------------------------------------------------
ACCOUNT 186 - MISCELLANEOUS
DEFERRED DEBITS

OTHER                                    (2)                    0














                                    -------------------------------------------
                      TOTAL              (2)                   0
-------------------------------------------------------------------------------

                                                                                                                              12



                                       ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                        ---------------------------------------
                                                 For the Year Ended December 31, 2001
                                                                    -----------------

-----------------------------------------------------------------------------------------------------------------------------------

                                                SCHEDULE XI - PROPRIETARY CAPITAL

                                                           (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------
                                     NUMBER OF
 ACCOUNT NUMBER  CLASS OF STOCK       SHARES           PAR OR STATED VALUE           OUTSTANDING CLOSE OF PERIOD
                                                             PER SHARE                         AUTHORIZED
 ------------------------------------------------------------------------------       -------------------------------------------
                                                                                           NO. OF SHARES           TOTAL AMOUNT
                                                                                      -------------------------------------------
     201         COMMON STOCK ISSUED    1,000                   $1                              500                      1
-----------------------------------------------------------------------------------------------------------------------------------
 INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the
                reported amounts.
----------------------------------------------------------------------------------------------------------------------------------

                     D E S C R I P T I O N                                                                             AMOUNT
------------------------------------- ----------------------------------- --------------------------------------------------------
 ACCOUNT  211        MISC. PAID IN CAPITAL                                                                              66,589

 ACCOUNT  215        APPROPRIATED RETAINED EARNINGS                                                                          0




                                                                                                                    --------------
                                                                                                        TOTAL           66,589
----------------------------------------------------------------------------------------------------------------------------------
                                                 BALANCE AT     NET INCOME OR       DIVIDENDS PAID          BALANCE AT CLOSE
             D E S C R I P T I O N              BEGINNING OF    (LOSS)                                           OF YEAR
                                                   YEAR
-----------------------------------------------------------------------------------------------------------------------------------


ACCOUNT 216   UNAPPROPRIATED RETAINED EARNINGS     (42,590)          1,072                                             (41,518)

                                                                                                            -----------------------
                                  TOTAL            (42,590)          1,072                                             (41,518)
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                                                13
                                       ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                        ---------------------------------------

                                                 For the Year Ended December 31, 2001
                                                                    -----------------

-----------------------------------------------------------------------------------------------------------------------------------
                          SCHEDULE XII - LONG-TERM DEBT

                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------
 INSTRUCTIONS: Advances from parent and associate companies should be reported separately for advances on notes, and advances on open accounts.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other Long Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
-----------------------------------------------------------------------------------------------------------------------------------
                   TERMS OF OBLIG    DATE OF    INTEREST      AMOUNT       BALANCE AT                        (1)       BALANCE AT
NAME OF CREDITOR      & SERIES       MATURITY     RATE      AUTHORIZED     BEGINNING     ADDITIONS   DEDUCTIONS      CLOSE OF YEAR
                    OF OBLIGATION                                           OF YEAR
----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223    - ADVANCES FROM PARENT
                 AND ASSOCIATE COMPANIES:


                    NOT APPLICABLE


ACCOUNT 224    - OTHER LONG -TERM  DEBT:



                 NOT APPLICABLE



               -----------------------------------------------------------------------------------------------------------------
                                                       TOTAL
               -----------------------------------------------------------------------------------------------------------------


             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                        -----------------
                                 (In Thousands)

-------------------------------------------------------------------------------
INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

 -----------------------------------------------------------------------------
          DESCRIPTION                      BALANCE AT        BALANCE AT
                                            BEGINNING          CLOSE OF
                                              OF YEAR           YEAR
-----------------------------------------------------------------------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
COMPANIES                                        252                  0





                                               -------------------------------
                              TOTAL              252                  0
-------------------------------------------------------------------------------

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES :

      ALABAMA POWER COMPANY                       29               (107)

      POWERCALL COMPANY

      GEORGIA POWER COMPANY                      100                 (6)

      GULF POWER COMPANY                           0                  2

      MISSISSIPPI POWER  COMPANY                   0                  4

      SOUTHERN COMPANY SERVICES                1,655               (480)

      SAVANNAH ELECTRIC                            0                  0

      SOUTHERN COMMUNICATIONS                      0                  0

      SOUTHERN ENERGY                              0             (1,596)

      SOUTHERN COMPANY                             0                  0



                                              -------------------------------
                              TOTAL            1,784              2,182
-----------------------------------------------------------------------------


ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES:

      Accrued Pensions                           718                  0
      Accrued Post Retirment Benefits            555                 (3)
      Accrued Payroll                            259                  0
      Accrued Bonuses                          1,839               (229)
      Accrued Vacation                           622                  0
      Unearned Revenues                            0                  0
      Employee Group Insurance
      Premiums Withheld                          151                 26
      Billings in Excess of Cost on
      Uncompleted Contracts                    3,700                 45
      Miscellaneous                              (3)                 39
      Accrued Warranty Reserve                   242                (17)
      Accrued Employee Moving Expenses            13                  0



                                            ----------------------------------
                                TOTAL            8,096              (139)
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

------------------------------------------------------------------------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

------------------------------------------------------------------------------

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any accounts
                  thereof. Furnish particulars as to any significant
                  contingent assets or liabilities existing at the end of
                  the year. Notes relating to financial statements shown
                  elsewhere in this report may be indicated here by
                  reference.
------------------------------------------------------------------------------


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
-------
SOUTHERN MANAGEMENT DEVELOPMENT, INC. (the "Company"), a wholly owned subsidiary of The Southern Company ("Southern"), is engaged in rendering consulting services and marketing Southern system expertise in the United States and throughout the world. The Company contracts with other public utilities, commercial concerns and government agencies for the rendition of services and the licensing of intellectual property. More specifically, SOUTHERN MANAGEMENT DEVELOPMENT, INC. is focusing on new and existing programs to enhance customer satisfaction and efficiency and stockholder value.

Accounting Estimates
--------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RETIREMENT BENEFITS

Pension Plan
------------
SOUTHERN MANAGEMENT DEVELOPMENT, INC. has a defined benefit, trusteed, pension plan that covers substantially all employees. Benefits are based on one of the following formulas: years of service and final average pay or years of service and a flat-dollar benefit. The company uses the "entry age normal method with a frozen initial liability" actuarial method for dunning purposes, subject to limitations under federal income tax regulations. Amounts funded to the pension trust are primarily invested in equity and fixed income securities. FASB Statement No. 87, Employers' Accounting for Pensions, requires use of the "projected unit credit" actuarial method for financial reporting purposes.


Retirement Benefits
-------------------
SOUTHERN MANAGEMENT DEVELOPMENT, INC. provides certain medical care and life insurance benefits for retired employees. Substantially all these employees may become eligible for such benefits when they retire. Retirement benefits are recorded on the books of Southern Company Energy Services, LLC.


3. Operating leases

Southern Management Development Inc. has not entered into non-cancelable operating leases

4.   INCOME TAXES

A detail of the benefit for income taxes is set forth below (in thousands):

                                                                        2001
                                                                        ----
                 Current benefit                                   $  (1,955)
                 Deferred taxes                                            0
                                                                   $  (1,955)

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective bases, which give rise to deferred tax assets and liabilities, are as follows:

                                                        Deferred Tax Assets
                                                        -------------------
Accelerated depreciation                                             0
Other                                                            3,657
                                                               -------
           Total                                                 3,657
Less current Portion                                                 0
                                                               -------
           Total non-current                                   -------

A reconciliation of the statutory federal tax rate to the effective federal tax rate is as follows:

                                                                  2001
                                                               -------
                 Effective tax rate                              35.00%
                 Other, net                                       0.00
                                                               --------
                 Statutory federal tax rate                      35.00%
                                                               ========

Southern Management Development Inc. and the other subsidiaries of Southern file a consolidated federal tax return. Under a joint consolidated income tax agreement, each company's current and deferred tax expenses are computed on a stand-alone basis. Under this agreement, Southern Management Development
Inc. received tax refunds of approximately $7,280,358 during 2001.

5.   REVENUES FROM AFFILIATE CUSTOMERS

During the year ending December 31, 2001, revenues generated from contracts with affiliates accounted for approximately 13.8% of revenue earned.

6.   RELATED-PARTY TRANSACTIONS


o    Services
     Southern Management Development Inc. has agreements with Southern Company Services, Inc. and each of the system operating companies under which those companies provide the following services to the Company at cost: general engineering, design engineering, accounting and statistical budgeting, business promotion and public relations, systems and procedures, training, and administrative and financial services. In addition to these services, certain facilities and services of the system companies are made available to Southern Management Development Inc. and its customers. The Company reimburses the service company and the various operating companies at cost for these services. Such costs amounted to approximately $3,451,779 in 2001.

7.   CONTINGENCIES
The Company is subject to legal actions and claims arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse impact on the results of operations or financial position of the Company.


                                                                                                 16


                                ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                -------------------------------------

                                        For the Year Ended December 31, 2001
                                                           -----------------


-----------------------------------------------------------------------------------------------------------
                                                SCHEDULE XV
                                                -----------

                                        STATEMENT OF INCOME
                                        -------------------

                                                (In Thousands)

-----------------------------------------------------------------------------------------------------------
        ACCOUNT            D E S C R I P T I O N                             CURRENT           PRIOR
                                                                               YEAR             YEAR
---------------------------------------------------------------------------------------------------------
                    INCOME
                    ------
      457           Services rendered to associate companies                     2,879            27,021
      458           Services rendered to non-associate companies                11,910            51,047
      421           Miscellaneous income or loss                                 1,535           (7,677)
      417           Equity in earnings of associate companies                    4,509                 0
                                                                         --------------------------------
                                       Total Income                             20,833            70,391
---------------------------------------------------------------------------------------------------------

                    EXPENSES
                    --------
      920           Salaries and wages                                           2,140            15,647
      921           Office supplies and expenses                                 1,675             3,548
      922           Administrative expense transferred - credit                      0                 0
      923           Outside services employed                                   15,156            56,714
      924           Property insurance                                              19               (2)
      925           Injuries and damages                                             0                 0
      926           Employee pensions and benefits                               1,127             4,191
      928           Disposition of intellectual property                             0                 0
      930.1         General advertising expense                                      0                24
      930.2         Miscellaneous general expenses                                 511             1,249
      931           Rents                                                          102               197
      932           Maintenance of structures and equipment                         87                30
      403           Depreciation and amortization expense                          228             1,635
      408           Taxes other than income taxes                                  811             1,664
      409           Income taxes                                               (2,073)           (2,780)
      410           Provision for deferred income taxes                              0              (55)
      411           Provision for deferred income taxes - credit                     0           (2,322)
      426.1         Donations                                                        0                30
      426.5         Other deductions                                                 0                 0
      431           Other Interest expense                                         (20)              200




                                                                            -------------------------------
                                       Total Expense                            19,763            79,970
                                                                            -------------------------------

                                   Net Income or (Loss)                          1,070           (9,579)
                                                                            ===============================

INSTRUCTION:   Provide a schedule briefly describing types of intercompany transactions.

TRANSACTIONS WITH ASSOCIATE COMPANIES

SOUTHERN MANAGEMENT DEVELOPMENT, INC. has agreements with Southern Company Services, Inc. and each of the system operating companies under which those companies provide the following services to the Company at cost: general engineering, design engineering, accounting and statistical, rates, budgeting, business promotion and public relations, systems and procedures, training, administrative, and financial services.  In addition to these services, certain facilities of the system companies are made available to SOUTHERN MANAGEMENT DEVELOPMENT, INC. and its customers.



             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                             -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

---------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                              SERVICES RENDERED TO
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                 (In Thousands)

---------------------------------------------------------------------------
                                                                   TOTAL
NAME OF ASSOCIATE COMPANY                                         AMOUNT
                                                                  BILLED
---------------------------------------------------------------------------

         Alabama Power Company                                         1

         Georgia Power Company                                       802


         Gulf Power Company                                           93

         Mississippi Power Company                                     0

         Southern Company Services                                    28

         Savannah Electric & Power                                   163

         Southern Energy                                               0

         Southern Nuclear                                              0

         PowerCall                                                 1,786

         Southern Telecom                                              6

         Southern Communications                                       0

                                                       --------------------
                                                  TOTAL            2,879
---------------------------------------------------------------------------

                                                                                        18

            ANNUAL REPORT OF SOUTHERN MANAGEDMENT DEVELOPMENT, INC.
                             ---------------------------------------

                      For the Year Ended December 31, 2001
                                         ------------------

------------------------------------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                             NON-ASSOCIATE COMPANIES
                                   ACCOUNT 458

                                 (In Thousands)

------------------------------------------------------------------------------------------------------------
         DESCRIPTION                                   TOTAL COST           EXCESS OR        TOTAL AMOUNT
                                                                            DEFICIENCY         BILLED
------------------------------------------------------------------------------------------------------------


VARIOUS - ENERGY RELATED PRODUCTS AND SERVICES                                                   11,910










                                                         --------------------------------------------------
TOTAL                                                                                            11,910
-----------------------------------------------------------------------------------------------------------
INSTRUCTION : Provide a brief description of the services rendered to each non-associate company.

------------------------------------------------------------------------------------------------------------



                                                                                                                  19


                                           ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                            -------------------------------

                                                 For the Year Ended December 31, 2001
                                                                    -----------------
                                                        (Thousands of Dollars)

                                                             SCHEDULE XVI

                                 ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:     Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                      ASSOCIATE COMPANY CHARGES   NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                     --------------------------   ----------------------------   -------------------------
                                     DIRECT   INDIRECT           DIRECT  INDIRECT               DIRECT    INDIRECT
                                     COST     COST      TOTAL    COST     COST        TOTAL      COST      COST       TOTAL
DESCRIPTION OF ITEMS                 -------  ------    -----   -------  ---------    ----     -----    -------      -----

920   SALARIES AND WAGES                                                                                                2,140
921      OFFICE SUPPLIES & EXPENSES                                                                                     1,675
922   ADMINISTRATIVE EXP.- TRANSFERRED-CREDIT                                                                               0
923   OUTSIDE SERVICES EMPLOYED                                                                                        15,156
924   PROPERTY INSURANCE                                                                                                   19
925   INJURIES AND DAMAGES                                                                                                  0
926   EMPLOYEE PENSIONS & BENEFITS                                                                                      1,127
928   REGULATORY COMMISSION EXPENSE                                                                                         0
930.1 GENERAL ADVERTISING EXPENSES                                                                                          0
930.2 MISCELLANEOUS GENERAL EXPENSES                                                                                      511
931   RENTS                                                                                                               102
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT                                                                              87
403   DEPRECIATION & AMORTIZATION  EXPENSE                                                                                228
408   TAXES OTHER THAN INCOME TAXES                                                                                       811
409      INCOME TAXES                                                                                                 (2,073)
410      PROVISION FOR DEFERRED INCOME TAXES                                                                                0
411   PROVISION FOR DEFERRED INCOME TAXES CREDIT                                                                            0
411.5 INVESTMENT TAX CREDIT                                                                                                 0
426.1    DONATIONS                                                                                                          0
426.5 OTHER DONATIONS                                                                                                       0
427      INTEREST ON LONG TERM DEBT                                                                                         0
430      INTEREST ON DEBT TO ASSOC CO                                                                                       0
431      OTHER INTEREST EXPENSE                                                                                          (20)
-----------------------------------------------------------------------------------------------------------------------------

TOTAL EXPENSES                                                                                                         19,763


                                                                        20A


            ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC..
                             ---------------------------------------
                      For the Year Ended December 31, 2001
                                         -----------------
                                  SCHEDULE XVII
                        SCHEDULES OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
-------------------------------------------------------------------------------

 ACCOUNT NUMBER    D E P A R T M E N T   O R   S E R V I C E   F U N C T I O N
-------------------------------------------------------------------------------
    920
    921
    922
    923                           NOT APPLICABLE
    924
    925
    926
    928
   930.1
   930.2
    931
    932
    403
    408
    409
    410
    411
   411.5
   426.1
   426.5
    427
    430
    431
-------------------------------------------------------------------------------

                                                                                                                             20B

                                         ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                          -----------------------------------
                                                For the Year Ended December 31, 2001
                                                                    -----------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                        SCHEDULE OF EXPENSE DISTRIBUTION
                                                        BY DEPARTMENT OR SERVICE FUNCTION
                                                                (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------
 DESCRIPTION  OF ITEMS               TOTAL     OVER           DEPARTMENT  OR  SERVICE  FUNCTION
                                     AMOUNT    HEAD   ----------------------------------------------------------------------------
                                                   BUSINESS    BILL PAYMENT    ENGY. SERV;  GOOD CENTS  GOOD     PREMIER     ADMIN/
                                                  DEVELOPMENT   PROTECTION     ENGINEERING  FIN. CTR.   CENTS     HOMES      OTHER
                                                  ---------------------------------------------------------------------------------
 920    SALARIES AND WAGES           2,140                        39              419          116     (130)     (23)       1,719
 921    OFFICE SUPPLIES AND
        EXPENSES                     1,675                         0              187           10        26      516         936
 922    ADMIN EXP TRANSFERRED
         - CREDIT                        0                         0                0            0         0        0           0
 923    OUTSIDE SERVICES
        EMPLOYED                    15,156                       997            5,925          485       150    4,934       2,665
 924    PROPERTY INSURANCE              19                         0               19            0         0        0           0
 925    INJURIES AND DAMAGES             0                         0                0            0         0        0           0
 926    EMPLOYEE PENSIONS
          AND BENEFITS               1,127                         8              113           30        15       30         931
 928    DISPOSITION OF
        INTELLECTUAL PROP.               0                         0                0            0         0        0           0
930.1   GENERAL ADVERTISING
         EXPENSE                         0                         0                0            0         0        0           0
930.2   MISCELLANEOUS
          GENERAL EXPENSE              511                         0              108            1       118      270          14
 931    RENTS                          102                         0               16            6         0       26          54
 932    MAINTENANCE OF
        STRUCTURES & EQUIP              87                         0                0            0         0       86           1
 403    DEPRECIATION &
        AMORTIZATION EXP               228                        95               38            4         1       69          21
 408    TAXES OTHER THAN
          INCOME TAXES                 811                         0                0            0         0       35         776
 409    INCOME TAXES                (2,073)                       10                0          (48)       (9)      18      (2,044)
 410    PROVISION FOR DEFERRED
         INCOME TAX                      0                         0                0            0         0        0           0
 411    PROV  DEFERRED INCOME
          TAX - CREDIT                   0                         0                0            0         0        0           0
411.5   INVESTMENT TAX CREDIT            0                         0                0            0         0        0           0
426.1   DONATIONS                        0                         0                0            0         0        0           0
426.5   OTHER DEDUCTIONS                 0                         0                0            0         0        0           0
 427    INTEREST ON LONG
          TERM DEBT                      0                         0                0            0         0        0           0
 430    INTEREST ON DEBT TO
          ASSOCIATE CO.                  0                         0                0            0         0        0           0
 431    OTHER INTEREST EXPENSE         (20)                        0                0            0         0        0         (20)
                                   -----------------------------------------------------------------------------------------------
INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

TOTAL EXPENSES                     19,763                       1149            6,825          604       171    5,961       5,053
----------------------------------------------------------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------


--------------------------------------------------------------------------

                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920



-----------------------------------------------------------------------------
NAME OF DEPARTMENT OR SERVICE FUNCTION             SALARY             NUMBER
                                                  EXPENSE            PERSONNEL
------------------------------------------------------------------------------
Indicate each department or service function.        TOTAL
                                                    AMOUNT            END OF
                                                (in thousands)         YEAR
------------------------------------------------------------------------------

Energy Services                                        419              0

Good Cents Energy Finance                              116              0

Good Cents/Wholesale                                 (130)              0

Premier Homes                                         (23)              0

Administration (including PowerCall)                 1,719              7

Bill Payment Protection                                 39              0













 -----------------------------------------------------------------------------
                                       TOTAL         2,140              7
------------------------------------------------------------------------------

                                                                         22
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                               -------------------------------------

                      For the Year Ended December 31, 2001
                                          -----------------


----------------------------------------------------------------------------

                         OUTSIDE SERVICES EMPLOYED 923 *
                         -------------------------------

                                   ACCOUNT 923

                                 (In Thousands)
                                 --------------

----------------------------------------------------------------------------
 INSTRUCTIONS:   Provided below is a break down of outside services employed.

----------------------- ----------------------------------------------------
Legal  Fees                                                       443

Account & Audit Fees                                                0

Outside Services - Alabama Power                                  477

Outside Services - Georgia Power                                  586

Outside Services - Mississippi Power                                0

Outside Services - Gulf Power                                       8

Outside Services - Southern Company Services                    2,369

Outside Services - Southern Communications                          0

Outside Services - Savannah Electric                               11

Outside Services - Southern Energy                                  0

Other Outside Services                                         11,262








* 923 Vendors consist of several hundred pages. Details are available on location at 4000 Dekalb Technology Parkway Suite 100., Atlanta, GA 30340.


                                                               -------------
                               TOTAL                           15,156
----------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

-------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS
                         ------------------------------

                                   ACCOUNT 926

-------------------------------------------------------------------------------
INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

-------------------------------------------------------------------------------
                                  DESCRIPTION                        AMOUNT

-------------------------------------------------------------------------------

Pension Expense                                                        (135)

Post Retirement Medical & Life                                          267

Employee Group Insurance/Company Contribution                           434

Employee Savings Plan/Company Contribution                              116

Employee Training/Physicals/Education Assistance                         23

Bonus                                                                   422













                                                                    ---------
                                             TOTAL                    1,127
-----------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                        -----------------

-------------------------------------------------------------------------------

                           GENERAL ADVERTISING EXPENSE
                                 ACCOUNT 930.1*

-------------------------------------------------------------------------------
INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1
               "General Advertising Expense", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------
DESCRIPTION                    PAYEE                           AMOUNT

-------------------------------------------------------------------------------

NOT APPLICABLE









                                                            ------------------
                                                TOTAL          0
------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                               -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------


-------------------------------------------------------------------------------
                         MISCELLANEOUS GENERAL EXPENSES
                         ------------------------------

                                  ACCOUNT 930.2

                                 (In Thousands)

-------------------------------------------------------------------------------
 INSTRUCTIONS:    Provide a listing of the amount in Account 930.2,
                 "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b)
                  (2) shall be separately classified.

-------------------------------------------------------------------------------
                  D E S C R I P T I O N                             AMOUNT
-------------------------------------------------------------------------------

         Dues and Memberships                                             8

              Warranty Expense                                           84

              Premier Express Expense                                     0

              Bad Debt Expense                                          275

              Other                                                     143








                                                                  -------------
                                                     TOTAL              510
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                               -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------


------------------------------------------------------------------------------
                                      RENTS
                                      -----

                                   ACCOUNT 931

                                 (In Thousands)

------------------------------------------------------------------------------
INSTRUCTIONS:     Provide a listing of the amount included in Account 931,
                 "Rents," classifying such expenses by major groupings of
                  property, as defined in the account definition of the Uniform
                  System of Accounts.

------------------------------------------------------------------------------
                         TYPE OF PROPERTY                       AMOUNT
-------------------------------------------------------------------------------

Office                                                             59

Other                                                              43













                                                              --------------
                                     TOTAL                        102
----------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

-----------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES
                          -----------------------------

                                   ACCOUNT 408

                                 (In Thousands)

-----------------------------------------------------------------------------
INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------
       K I N D   O F   T A X                                        AMOUNT
-------------------------------------------------------------------------------

Other than U.S. Government:
         State Unemployment                                            2
         Other State and Local Taxes and Licenses                    224









                                                                   --------
                                         Subtotal                     226
                                                                   --------

U. S. Government:
         FICA - Employers Portion                                     577
         FUTA                                                           8
                                                                   --------
                                                Subtotal              585
                                                                   --------




                                                                   ---------
                                                      TOTAL           811
----------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

----------------------------------------------------------------------------
                                   DONATIONS
                                   ---------

                                  ACCOUNT 426.1

                                 (In Thousands)

------------------------------------------------------------------------------
INSTRUCTIONS: Provide a listing of the amount included in Account 426.1
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items less than $3,000 may be shown in lieu of details.
-------------------------------------------------------------------------------
NAME OF RECIPIENT            PURPOSE OF DONATION                       AMOUNT
-------------------------------------------------------------------------------
NOT APPLICABLE                                                            0











                                                                     -------
                                                         TOTAL            0
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                               -------------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

                                OTHER DEDUCTIONS
                                ----------------
                             (Thousands of Dollars)


                                  ACCOUNT 426.5


INSTRUCTIONS:     Provide a listing of the amount included in Account 426.5,
"Other Deductions", classifying such expenses according  to their nature.


DESCRIPTION                  NAME OF PAYEE                       AMOUNT
-----------                  -------------                       ------



NOT APPLICABLE

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2001
                                        -----------------




                               ORGANIZATION CHART

-----------------------------------------------------------------------------

                                  Ron Bertasi
                                   President
        Sandra Weck                     |                Hoyt Jackson
        Executive Assistant ____________|_________ Assistant to President
                   _____________________|______________________________
                   |                                         |
                Ken Huff                                Robert Wimer
                Comptroller                             Project Manager
                    |                                   |
                    |                                   |
Renee M. Dobbs______|                                   |-Carolyn Wilson
Administrative      |                                   |  Team Leader
    ________________|........................           |
    |                                 |                 |-Cassandra Boyd
    |                                 |                 | Project Specialist 1
Janell Barganier                Patrick Kohler          |
Assistant Comptroller           Legal Counsel           |
|                                                       |- Anita Alexander
|                                                               TEMP
|
|-Doris Benton
|Accounting Associate Sr.
|
|-Semira Idris
| Accountant 1
|
|
-Dina Nazaroff
|Accountant 1
|
|
|-Theresa Warner
  Accounting Associate 1

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------


-------------------------------------------------------------------------------



                                SIGNATURE CLAUSE


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22132, and order number 70-8233,

dated December 30, 1994, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                             SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                             -------------------------------------
                                  (Name of Reporting Company)


                          By: /s/ Kenneth L. Huff
                                (Signature of Signing Officer)


                       Kenneth L. Huff, Comptroller and General Manager
                       ------------------------------------------------
                          (Printed Name and Title of Signing Officer)





Date:  April 30, 2001